UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number 001-39354

Quhuo Limited

(Exact name of registrant as specified in its charter)

3F, Building A, Xin’anmen, No. 1 South Bank

Huihe South Street, Chaoyang District Beijing,

People’s Republic of China

+86 (10) 5923-6208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

As previously disclosed in Quhuo Limited’s (the “Company”) Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on January 27, 2026, Ms. Jing Zhou resigned from her positions as a director and member of the audit committee, compensation committee and nomination committee of the board of directors of the Company.

Following Ms. Zhou’s resignation, the Company’s audit committee consists of two members, Ms. Jie Jiao and Mr. Jingchuan Li. The board of directors of the Company has determined that each of Ms. Jiao and Mr. Li satisfies the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and the applicable Nasdaq listing standards. Also, the board of directors has determined that Ms. Jiao qualifies as an “audit committee financial expert.”

In connection with the change in the composition of the audit committee due to Ms. Zhou’s resignation, the Company intends to rely on the home country practice exemption to follow Cayman Islands practice in lieu of the requirement under Nasdaq Listing Rule 5605(c)(2)(A) that the company shall have an audit committee consisting of at least three independent directors. Accordingly, the Company’s audit committee will be comprised of two independent directors.

INCORPORATION BY REFERENCE

This Report on Form 6-K is incorporated by reference into the registration statements Form F-3, as amended (File No. 333-273087 and File No. 333-281997) of Quhuo Limited and shall be a part thereof from the date on which this Report on Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Quhuo Limited

Date: January 30, 2026	By:	/s/ Leslie Yu
		Name:	Leslie Yu
		Title:	Chairman and Chief Executive Officer

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